Exhibit 99.1

Altamira Therapeutics Provides Update on Nasdaq Listing

HAMILTON, BERMUDA – October 4, 2024 -- Altamira Therapeutics Ltd. (“Altamira” or the “Company”) (Nasdaq:CYTO) today announced that it received on September 30, 2024, a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that it no longer complied with Rule 5550(a)(2) of Nasdaq’s Listing Rules, which requires listed securities to maintain a minimum bid price of $1.00 per share, because the bid price of the Company’s listed securities has closed at less than $1.00 per share over the previous 30 consecutive business days, from August 16, 2024 through September 27, 2024. The letter stated that the Company is not eligible for any cure period due to the fact that the Company effectuated one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. The Company intends to appeal this determination to a hearing panel (the “Panel”). The hearing request will result in a stay of any suspension or delisting action pending the hearing. There can be no assurance that the Panel will grant the Company’s request for continued listing or that any extension will be granted by the Panel.

About Altamira Therapeutics

Altamira Therapeutics (Nasdaq: CYTO) is developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). The Company currently has two flagship siRNA programs using its proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In addition, Altamira holds a 49% stake (with additional economic rights) in Altamira Medica AG, which holds its commercial-stage legacy asset Bentrio®, an OTC nasal spray for allergic rhinitis. Further, the Company is in the process of partnering / divesting its inner ear legacy assets. Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “potential,” “promise” or similar references to future periods. Examples of forward-looking statements in this press release include, without limitation, statements regarding the Company’s intent or ability to regain compliance with the Nasdaq Listing Rules, the outcome of the Nasdaq hearing and appeal process, and the anticipated actions by the Nasdaq staff and the Company’s responses and their anticipated outcome, and the ability for the common shares to remain listed on Nasdaq. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

Investor Contact:

Hear@altamiratherapeutics.com